Concord & Sage PC

May 16, 2025

Via EDGAR

Division of Corporation Finance

Office of Real Estate & Construction

Securities and Exchange Commission

Washington, D.C. 20549

Attn.:	Frank Knapp

Wilson Lee

Benjamin Holt

David Link

Re:	Wintergreen Acquisition Corp.
Registration Statement on Form S-1
Filed April 28, 2025
File No. 333-286795

Ladies and Gentlemen:

On behalf of Wintergreen Acquisition Corp., a Cayman Islands exempted company (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchanges Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated May 9, 2025 on the Company’s registration statement on Form S-1 filed on April 28, 2025 (the “Registration Statement”).

Concurrently with the submission of this letter, the Company is filing its revised registration statement on Form S-1 (the “Revised Registration Statement”) via EDGAR to the Commission.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Revised Registration Statement.

Registration Statement on Form S-1 filed April 28, 2025

Risk Factors

Our rights agreement will designate the courts of the State of New York . . . ,, page 100

1. Please revise to reconcile your disclosure here, which states that the exclusive forum provisions of your rights agreement will not apply to suits brought to enforce any liability or duty created by the Securities Act and the Exchange Act, with the Rights Agreement filed as Exhibit 4.3, which appears to except from the exclusive forum provisions only suits brought to enforce any liability or duty created by the Exchange Act.

In response to the Staff’s comment, the Company has revised Section 7.3 of the Form of Rights Agreement (Exhibit 4.3) to clarify that the exclusive forum provisions do not apply to suits brought under the Securities Act or the Exchange Act, consistent with the risk factor disclosure in the Registration Statement. The revised Form of Rights Agreement is filed as an exhibit to the Revised Registration Statement.

Exhibits

2. Please request that U.S. counsel revise its legal opinion filed as Exhibit 5.1 to cover all of the securities being registered and to remove inappropriate assumptions. In this regard, we note that you are registering 5,750,000 units. However, the opinion appears to cover only 5,000,000 units. We also note assumptions (d) and (e). However, it is not appropriate for counsel to assume any of the material facts underlying the opinion or any readily ascertainable facts. Refer to Section II.B.3.a of Staff Legal Bulletin No. 19.

In response to the Staff’s comment, U.S. counsel revised its legal opinion to cover all 5,750,000 units being registered and to address assumptions (d) and (e) consistent with Staff Legal Bulletin No. 19. The revised U.S. counsel legal opinion is filed as Exhibit 5.1 to the Revised Registration Statement.

3. Please request that Cayman Islands counsel revise its legal opinion filed as Exhibit 5.2 to remove inappropriate assumptions. In this regard, we note that for the ordinary shares included in the units, over-allotment units, and representative shares and for the ordinary shares to be issued pursuant to the rights, in opining whether the shares will be validly issued, fully paid, and non-assessable, counsel assumes the issuance of such shares as fully paid in the company’s register of members. We also note assumptions 17 and 21(b) of Schedule 2. However, it is not appropriate for counsel to assume any of the material facts underlying the opinion or any readily ascertainable facts. Refer to Section II.B.3.a of Staff Legal Bulletin No. 19.

In response to the Staff’s comment, Cayman Islands counsel revised its legal opinion to address the assumptions noted by the Staff (regarding the opinion on fully paid shares and assumptions 17 and 21(b) of Schedule 2) consistent with Staff Legal Bulletin No. 19. The revised Cayman Islands counsel legal opinion is filed as Exhibit 5.2 to the Revised Registration Statement.

4. Please revise Exhibit 10.1 for consistency with the Nasdaq Listing Rules. More specifically, we note that the form trust account termination letter attached as Exhibit A to the Investment Management Trust Agreement filed as Exhibit 10.1 states that “[o]n the Consummation Date (i) counsel for the Company shall deliver to you written notification that the Business Combination has been consummated, or will be consummated substantially, concurrently with your transfer of funds . . . .” However, Nasdaq Rule IM- 5101-2(a) states that “[a]t least 90% of the gross proceeds from the initial public offering . . . must be deposited in a trust account maintained by an independent trustee . . . .” It is unclear how the release of funds earlier than the consummation of the initial business combination would comport with this listing standard.

In response to the Staff’s comment, the Company revised the form Trust Account Termination Letter (Exhibit A to the Investment Management Trust Agreement, Exhibit 10.1) to clarify that the transfer of funds from the Trust Account will occur only upon or after the consummation of the initial business combination. The Form of Investment Management Trust Agreement with the revised Exhibit A is filed as Exhibit 10.1 to the Revised Registration Statement.

The Company further notes that it will maintain full compliance with Nasdaq Rule IM-5101-2(a).

5. Please revise the filing fee table to register all of the rights included as part of the units and to register all of the ordinary shares underlying the rights included as part of the units, or advise. More specifically, we note that on the cover page and elsewhere you disclose that you are offering 5,750,000 units (including up to 750,000 units to cover over-allotments, if any), with each unit consisting of one ordinary share and one right entitling the holder thereof to receive one-eighth (1/8) of one ordinary share upon consummation of your initial business combination. However, your filing fee table registers only 575,000 rights included as part of the units and 575,000 ordinary shares underlying the rights included as part of the units.

In response to the Staff’s comment, the Company has revised the filing fee table (Exhibit 107) to register 5,750,000 rights and the 718,750 ordinary shares underlying such rights. The revised Exhibit 107 is filed with the Revised Registration Statement.

If you have any questions regarding the Revised Registration Statement, please contact us by phone at +1 (858) 568 1696 or +86 173 1015 1513 or via e-mail at fvproject@concordsage.com.

Very truly yours,

/s/ Concord & Sage P.C.

cc:	Fayer Yao Bingzhao Tan

Concord & Sage PC. Email: info@concordsage.com

1360 Valley Vista Dr, Suite 140, Diamond Bar CA 91765

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